UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IZEA Worldwide, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
46604H 105
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
William L. Musser, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
235,000
	6	SHARED VOTING POWER
1,031,000
	7	SOLE DISPOSITIVE POWER
235,000
	8	SHARED DISPOSITIVE POWER
1,031,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,266,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.7%
12		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	(a)	Name of Issuer
IZEA Worldwide, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
480 N. Orlando Avenue, Suite 200
Winter Park, FL 32789

Item 2.	(a)	Name of Person Filing
William L. Musser, Jr. (“Reporting Person”)

As of the date hereof, the holdings reported by the Reporting Person include 1,000,000 shares of common stock (“Common Stock”) held by New Frontier Capital LP, where the Reporting Person serves as the Managing Director and General Partner; 15,000 shares of Common Stock held by EWCFT Partnership, where the Reporting Person serves as the Adviser; 235,000 shares of Common Stock held by The William L. Musser, Jr. IRA, with the Reporting Person as beneficiary; 10,000 shares of Common Stock held by The Linda S. Musser IRA; and 6,000 shares of Common Stock held by The Willinhila Foundation, where the Reporting Person serves as a Trustee. With the exception of The William L. Musser, Jr. IRA the Reporting Person disclaims any beneficial ownership of the Common Stock reported on this form.

	(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of the Reporting Person is:

150 East 58th Street,
23rd Floor
New York, NY 10155

	(c)	Citizenship
United States

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
46604H 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:
As of the date hereof, the Reporting person may be deemed to beneficially own 1,266,000 shares of Common Stock.

	(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 34,553,143 shares of Common Stock reported to be outstanding as of November 8, 2019, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed by the Company with the Securities and Exchange Commission on November 14, 2019. Therefore, as of the date hereof, the Reporting Person may be deemed to beneficially own less than 5% of the outstanding shares of Common Stock.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Common Stock with the exception of The William L. Musser, Jr. IRA.

	(c)	Number of shares as to which the person has:
		(i) Sole power to vote or to direct the vote:	235,000
		(ii) Shared power to vote or to direct the vote:	1,031,000
		(iii) Sole power to dispose or to direct the disposition of:	235,000
		(iv) Shared power to dispose or to direct the disposition of:	1,031,000

Item 5.	Ownership of Five Percent or Less of a Class.
☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24. 2020

WILLIAM L. MUSSER, JR.

/s/ William L. Musser Jr.
Name:    William L. Musser, Jr.